UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

October 31, 2022 (October 29, 2022)

SPREE ACQUISITION CORP. 1 LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41172	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1922 Wildwood Place NE,
Atlanta, GA	30324
(Address of Principal Executive Offices)	(Zip Code)

(470) 223-0227

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which

Units, each consisting of one Class A ordinary share and one-half of a redeemable warrant	SHAPU	New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	SHAP	New York Stock Exchange

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SHAPW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On October 29, 2022, Spree Acquisition Corp. 1 Limited, an exempted company with limited liability incorporated in the Cayman Islands (“Spree”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with WHC Worldwide, LLC, a Missouri limited liability company doing business as zTrip® (“WHC LLC”).

The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were unanimously approved by the board of directors of Spree and also approved by the sole managing member, and the requisite holders of the issued and outstanding units, of WHC LLC.

The Business Combination

Subject to the approval and adoption by Spree’s shareholders of the Business Combination Agreement and the transactions contemplated thereby (at the special general meeting of Spree shareholders to be held (the “Spree Special Shareholder Meeting”), immediately prior to the effective time of the Business Combination Agreement and after giving effect to the Spree Shareholder Redemption (as defined in the Business Combination Agreement), Spree shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (the “Domestication”) and, in connection with the Domestication, Spree’s name will be changed to “WHC Worldwide, Inc.” (the post-Domestication entity, “WHC Inc.”).

Prior to the Domestication, each outstanding Class B ordinary share, par value $0.0001 per share, of Spree will convert into one Class A ordinary share, par value $0.0001 per share, of Spree. At the effective time of the Domestication, (a) each outstanding Class A ordinary share of Spree will become one share of Class A common stock, par value $0.0001 per share, of WHC Inc. (the “WHC Inc. Class A common stock”), (b) each outstanding warrant to purchase one Class A ordinary share of Spree will become a warrant to purchase one share of WHC Inc. Class A common stock, and (c) WHC Inc. will file with the Secretary of State of the State of Delaware a certification of domestication and a certificate of incorporation (the “Post-Closing Spree Certificate of Incorporation”), and adopt bylaws to serve as its governing documents in connection with the Domestication.

Pursuant to the terms of the Business Combination Agreement, at the closing of the transactions contemplated therein (the “Closing”), (A) WHC LLC will cause its existing limited liability company agreement to be amended and restated, (B) WHC LLC will cause all of its limited liability company interests existing immediately prior to the Closing to be re-classified into a number of Class B common units (collectively, the “WHC LLC Class B common units”) based on a pre-transaction equity value for WHC LLC equal to $251,000,000, (C) WHC Inc. will contribute to WHC LLC (x) the amount of cash in the trust account (the “Trust Account”) established by Spree with the proceeds from its initial public offering as of immediately prior to the Closing (and before giving effect to the exercise of redemption rights by any Spree shareholders (the “Public Share Redemptions”)), minus (y) the aggregate amount of cash required to fund the Public Share Redemptions and any other obligations to be funded from the Trust Account, plus (z) the aggregate cash proceeds to be received by WHC Inc. from a PIPE investment, and in exchange for that contribution, WHC LLC will issue to Spree a certain number of WHC LLC Class A common units (as determined pursuant to the Business Combination Agreement) and (E) WHC Inc. will issue to WHC LLC, and WHC LLC will in turn (immediately following the date of the Closing) distribute to its preexisting members a number of shares of Class X common stock, par value $0.0001 per share, of WHC Inc. (the “WHC Inc. Class X common stock”) (which will not have any economic rights but will entitle the holder thereof to one vote per share), equal to the number of WHC LLC units held by each of the preexisting WHC LLC unit holders.

In addition to the consideration payable to all preexisting WHC LLC members in the Business Combination, WHC Inc. will issue to William M. George, Chief Executive Officer of WHC LLC (the “Earnout Participant” or “WHC CEO”) warrants to purchase an aggregate of 1,500,000 shares of WHC Inc. Class A common stock at an exercise price per share equal to the greater of $10.00 and the closing price of the WHC Inc. Class A common stock on the New York Stock Exchange (“NYSE”) on the date of the Closing. Those warrants will vest in three tranches, exercisable for 500,000 shares each, conditioned on the volume-weighted average price (VWAP) of the WHC Worldwide, Inc. Class A common stock equaling or exceeding $14.00, $18.00 and $22.00, respectively, for any 20 trading days within a period of 30 consecutive trading days following the Closing and before the earlier of (i) the fourth (4th) anniversary of the Closing and (ii) the date on which the Earnout Participant ceases to be employed by WHC Inc. or its affiliates. An additional, cash earn-out payment of $10 million will be payable to the Earnout Participant if the aggregate transaction proceeds in the combined company at the Closing is in excess of $70 million, subject to written consent of the PIPE Investors in any Spree financings prior to or at Closing. For purposes of that additional earn-out payment, aggregate transaction proceeds are defined as the sum of (i) aggregate cash proceeds from the Spree trust account, after giving effect to reduction for Public Share Redemptions (or other obligations satisfied from the Spree trust account), (ii) the aggregate proceeds from a PIPE investment in WHC Inc. at the Closing, and (iii) all unrestricted cash proceeds held in the name of and available for use by Spree as of the Closing outside the Spree trust account, minus (b) unpaid Spree expenses.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination is expected to close in the first half of 2023, following the receipt of the required approval by Spree’s shareholders at the Spree Special Shareholder Meeting and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations and warranties of each of the parties thereto that are customary for transactions of this type. The representations and warranties made under the Business Combination Agreement will not survive the Closing.

In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants customary for transactions of this type, including, among others, covenants with respect to the conduct of Spree, WHC and its subsidiaries during the period between the signing of the Business Combination Agreement and the Closing. Spree and WHC LLC have also agreed to take all action within their respective power as may be necessary or appropriate such that, immediately after the Closing, the WHC Inc. board of directors will consist of five directors, four of whom will be designated by WHC LLC (two of whom shall qualify as “independent directors” under the listing rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and one of whom will be designated by Spree Operandi LP, a Cayman Islands exempted limited partnership (the “Spree Sponsor”), who will qualify as an “independent director” under the listing rules of NYSE and Rule 10A-3 of the Exchange Act in each case, prior to the effectiveness of the Registration Statement. Each of the parties to the Business Combination Agreement has also agreed to use its respective reasonable best efforts to cause the Business Combination to be consummated after the date of the execution of the Business Combination Agreement as promptly as reasonably practicable.

Conditions to Each Party’s Obligations

The obligations of Spree and WHC LLC to consummate the Business Combination is subject to certain customary closing conditions, including, but not limited to: (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (ii) the receipt of all necessary clearances, authorizations and approvals from government entities and the expiration of applicable waiting period under the HSR Act relating to the Business Combination; (iii) the receipt of the requisite approval of the shareholders of Spree at the Spree Special Shareholder Meeting; (iv) the receipt of the requisite approval of the equityholders of WHC LLC (which was delivered concurrently with the signing of the Business Combination Agreement); (v) the effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering the WHC Inc. Class A common stock to be issued in connection with the Business Combination (excluding that which will be issued to the WHC LLC equityholders); (vi) the conditional approval by NYSE of Spree’s initial listing application for the WHC Inc. Class A common stock to be issued in connection with the Business Combination; (vii) Spree having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Closing; and (viii) as of the Closing, the effectiveness of each of the agreements ancillary to the Business Combination Agreement (as specified therein).

The obligation of Spree to consummate the Business Combination is further conditioned upon (i) customary bringdown conditions with respect to the representations, warranties and covenants of WHC LLC; (ii) the absence of a Material Adverse Effect (as defined in the Business Combination Agreement) on WHC LLC from the date of the Business Combination Agreement to the Closing that is continuing as of the Closing; (iii) the compliance by WHC LLC in all material respects with the covenants and agreements under the Business Combination Agreement; (iv) absence of proceedings pending or threatened in writing by any governmental entity that would materially adversely affect the Business Combination; and (iv) delivery of the transaction documents and a customary closing certificate on behalf of WHC LLC.

The obligation of WHC LLC to consummate the Business Combination is further conditioned upon (i) customary bringdown conditions with respect to the representations, warranties and covenants of Spree; (ii) the absence of a Spree Material Adverse Effect (as defined in the Business Combination Agreement); (iii) effective resignations and appointments of certain directors and officers of the board of directors of WHC Inc. immediately following the Closing; (iv) consummation of Domestication prior to the Closing and delivery of formation documentations in connection therewith; (v) the delivery of the transaction documents and a customary closing certificate by Spree; (vi) Spree having on its balance sheet at the Closing cash in a minimal amount of at least $50,000,000 (calculated in accordance with the definition of the Minimum Cash Condition in the Business Combination Agreement); and (vii) subject to certain exceptions, absence of Indebtedness (as defined in the Business Combination Agreement) incurred by Spree.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to:

(i)	by mutual written consent of Spree and WHC LLC;

(ii)	by Spree or WHC LLC if the other party has breached its representations, warranties, covenants or agreements in the Business Combination Agreement such that certain closing conditions would not be satisfied (subject to a cure period);

(iii)	by either Spree or WHC LLC if the Business Combination is not consummated on or before June 30, 2023 (as such date may be extended as a result of an adjournment of the Spree Special Shareholder Meeting), which date may be extended for up to another 60 days if the Registration Statement has been declared effective by the SEC prior to such time;

(iv)	by either Spree or WHC LLC if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Business Combination;

(v)	by Spree if there has been Material Adverse Effect on WHC LLC and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing;

(vi)	by Spree if the Registration Statement has not been filed with the SEC by December 24, 2022; or

(vii)	by either Spree or WHC LLC if the requisite approval of the shareholders of Spree is not obtained at the Spree Special Shareholder Meeting held for approval of the Business Combination.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of a willful breach or fraud (each, as defined in the Business Combination Agreement) and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Spree, WHC LLC or the other parties thereto. In particular, the assertions embodied in the representations, warranties and certain covenants in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Spree, WHC LLC or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Spree makes publicly available in reports, statements and other documents filed with the SEC.

Second A&R LLC Agreement of WHC

Following the Business Combination, the combined company will be organized in an “Up-C” tax structure, such that WHC LLC and the subsidiaries of WHC LLC will hold and operate substantially all of the assets and business of WHC Inc., and WHC Inc. will be a publicly listed holding company that will hold equity interests in WHC LLC. At the Closing, WHC LLC will amend and restate its limited liability company agreement (as amended, the “Second A&R LLC Agreement”) in its entirety to, among other things, provide the WHC LLC unit holders the right to redeem their WHC LLC Class B common units (together with the forfeiture of shares of WHC Inc. Class X common stock held by them) for WHC Inc. Class A common stock or, at WHC Inc.’s option, cash, in each case, subject to certain restrictions set forth therein.

The form of the Second A&R LLC Agreement of WHC LLC is filed with this Current Report as Exhibit F to the Business Combination Agreement, which is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Second A&R LLC Agreement of WHC LLC is qualified in its entirety by reference thereto.

Tax Receivable Agreement

Concurrent with the execution of the Business Combination Agreement, the TRA Party Representative (as defined in the Tax Receivable Agreement referenced below) entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the persons from time to time that become a party thereto (such persons, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, WHC Inc. will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that WHC Inc. actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of WHC LLC Class B common units (together with the forfeiture of WHC Inc. Class X common stock) for WHC Inc. Class A common stock.

The form of the Tax Receivable Agreement is filed with this Current Report as Exhibit 10.1, and the foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference thereto.

Support Agreement

In connection with the execution of the Business Combination Agreement, Spree and WHC LLC entered into a support agreement (the “Support Agreement”) with certain holders of WHC LLC units (the “WHC Members”). The Support Agreement provides, among other things, that each WHC Member agrees that if a meeting of the WHC LLC equityholders is held with respect to the Business Combination, such WHC Members will appear at such meeting or otherwise cause such WHC Member’s WHC LLC units to be counted as present thereat for the purpose of establishing a quorum. Each WHC Member agrees to vote (or execute and return an action by written consent) all of the WHC LLC units held by such WHC Member against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger (other than the Business Combination Agreement), sell of all or substantially all assets, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of WHC LLC, as applicable, contained in the Business Combination Agreement or result in any of the conditions to closing in the Business Combination Agreement not being fulfilled. Each WHC Member further agrees not to transfer such WHC Member’s WHC LLC units except in certain transfers in connection with consummation of the transactions under the Business Combination Agreement.

The foregoing description of the Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report as Exhibit 10.3, and the terms of which are incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Spree, (ii) the Spree Sponsor, (iii) WHC, (iv) each executive officer of Spree and (v) the independent directors of Spree (together with Spree Sponsor, the “Class B Shareholders”) entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of Spree shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of Spree or any other anti-dilution or similar protection with respect to the Class B ordinary shares (including any that may result from the PIPE investment contemplated to be consummated at the Closing), and (iii) at the option of WHC LLC, the Spree Sponsor will cancel any pre-Closing Spree warrants held by it in a manner proportionate to the extent of any Spree shareholder redemptions from the Trust Account that cause the aggregate cash proceeds from the Trust Account to be less than $50,000,000.

A copy of the Sponsor Letter Agreement is filed with this Current Report as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Voting Agreement

In connection with their entry into the Business Combination Agreement, Spree and the Spree Sponsor entered into a voting agreement (the “Voting Agreement”), with the WHC CEO, as an equityholder of WHC LLC (the “WMG Holder”), pursuant to which Spree, Sponsor and the WMG Holder agreed, among other things, upon effectiveness of the Business Combination and on the terms and conditions set forth therein, that (i) the WMG Holder is entitled to designate four (4) individuals, two of whom will be Class I directors and two of whom will be Class II directors, to serve as members of the board of directors of WHC Inc., and (ii) Sponsor is entitled to designate one (1) individual to serve as Class III director of the board of directors of the post-closing company. Sponsor and WMG holder each agreed to vote all their Voting Interests (as defined therein) and shall take all necessary actions within their control to elect the designees nominated by the other party.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.5 to this Current Report, and the terms of which are incorporated herein by reference.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, each of Spree, Spree Sponsor, WHC LLC, and certain of the pre-Closing members of WHC LLC and the pre-Closing WHC LLC officers (collectively, the “WHC Inc. Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) Spree and Spree Sponsor agreed to terminate the Registration Rights Agreement, dated as of December 15, 2021, entered into by them in connection with Spree’s initial public offering, (ii) WHC Inc. will provide the WHC Inc. Holders certain registration rights with respect to certain shares of WHC Inc. Class A common stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the certificate of incorporation of WHC Inc. and (iii) the WHC Inc. Holders will agree not to transfer, sell, assign or otherwise dispose of their shares of WHC Inc. Class A common stock for up to 180 days following the Closing, subject to certain exceptions.

A copy of the form of Investor Rights Agreement is filed with this Current Report as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Investor Rights Agreement is qualified in its entirety by reference thereto.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The offer, issuance and sale by WHC Inc. of (i) shares of WHC Inc. Class X common stock to WHC LLC (and the subsequent distribution of those shares by WHC LLC to its members), and (ii) warrants to purchase an aggregate of 1,500,000 shares of WHC Inc. Class A common stock to the Earnout Participant, and the potential issuance of underlying shares of WHC Inc. Class A common stock to the Earnout Participant upon exercise of those warrants, in each case in connection with the Business Combination, have not been registered under the Securities Act, and will be carried out in reliance upon the exemption provided by Section 4(a)(2) thereof.

Item 7.01. Regulation FD Disclosure.

On October 31, 2022, Spree and WHC LLC issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in the Registration Statement (on Form S-4) to be filed with the Securities and Exchange Commission (the “SEC”), by Spree that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the Spree Special Shareholder Meeting to vote on the Business Combination. Spree urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Spree, WHC LLC and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Spree as of a record date to be established for voting on the proposed Business Combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC, without charge, by directing a request to: Spree Acquisition Corp. 1 Ltd., at https://www.spree1.com or by directing a request to Spree Acquisition Corp. 1 Ltd., Wildwood Place NE 1922, Atlanta, GA. The definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Spree and WHC LLC and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Spree’s shareholders in connection with the proposed transaction. Information about Spree’s directors and executive officers and their ownership of Spree’s securities is set forth in Spree’s filings with the SEC. To the extent that holdings of Spree’s securities have changed since the amounts printed in Spree’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

Certain statements included in this Current Report may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Spree’s or WHC LLC’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Spree and its management, and WHC and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Spree’s annual report on Form 10-K, filed with the SEC on March 30, 2022, Spree’s registration statement on Form S-1, filed with the SEC on November 24, 2021, and in other filings with the SEC, including the registration statement on Form S-4 to be filed by Spree in connection with the proposed Business Combination, as well as the following factors: whether equityholders of Spree and WHC LLC approve the terms of the Business Combination; potential delays in closing the Business Combination; potential failure to realize the benefits expected from the proposed transaction; risks related to diversion of WHC LLC’s management’s attention from ongoing business operations due to the proposed transaction; potential business disruption for WHC LLC as a result of the transaction; risks related to the impact of adverse global economic conditions such as inflation and higher interest rates on the financial condition and results of operations of Spree and WHC LLC; the potential occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; possible variances between the historical financial information that WHC LLC presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by Spree’s shareholders; the effect of the announcement or pendency of the transaction on WHC LLC’s business relationships and performance; whether WHC Inc. is able to meet NYSE listing standards following the consummation of the Business Combination; the amount of the costs, fees, expenses and other charges related to the transaction; whether the combined company is able to consummate a PIPE or other equity financing in connection with the transaction; other potential consequences associated with mergers and acquisitions; and the potential effects of pending and future legislative and regulatory actions and reforms.

Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both Spree and WHC expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Spree’s or WHC’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Non-Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spree, WHC LLC or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of October 29, 2022, by and between Spree Acquisition Corp. 1 Limited and WHC Worldwide, LLC
10.1	Tax Receivable Agreement, dated as of October 29, 2022, by and among the TRA Party Representative and the TRA Parties (as defined therein)
10.2	Investor Rights Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited, Spree Operandi LP, Spree Operandi U.S. LP, WHC Worldwide, LLC and certain of the pre-Closing members of WHC Worldwide, LLC and the pre-Closing officers of WHC Worldwide, LLC
10.3	Support Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited, WHC Worldwide, LLC and other parties named therein
10.4	Sponsor Letter Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited and parties named therein
10.5	Voting Agreement, dated as of October 29, 2022, by and among Spree Acquisition Corp. 1 Limited, Spree Operandi LP, Spree Operandi U.S. LP, and William M. George
99.1	Press Release, dated October 31, 2022
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

*	Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2022

SPREE ACQUISITION CORP. 1 LIMITED

By:	/s/ Steven Greenfield
Name:	Steven Greenfield
Title:	Chairman of the Board